[redacted]

14049220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL ASSET ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1029 FRIENDLY ROAD
(No. and Street)

OYSTER BAY, NEW YORK 11771
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN HURD (631) 801-2850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

AD 3/26

State of New York
County of Nassau

OATH OR AFFIRMATION

I, MICHAEL BARNARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL ASSET ADVISORS, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Barnard 2/26/2014
Signature

PRESIDENT
Title

Gratiela Giurgiu Picon Feb. 26th, 2014
Notary Public

GRATIELA GIURGIU PICON
Notary Public - State of New York
No. 01GI6232973
Qualified in Suffolk County
My Commission Expires December 20, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ASSET ADVISORS, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2013

CAPITAL ASSET ADVISORS, INC.

CONTENTS

DECEMBER 31, 2013

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of

Capital Asset Advisors, Inc..

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of Capital Asset Advisors, Inc.. (the "Company") as of December 31, 2013 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Asset Advisors, Inc.. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in my audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

February 26, 2014

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash		$ 10,547
Receivables from brokers and dealers:		
Commissions receivable		31,356
Other receivables		55,000
Total assets		**$96,903**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses payable		$ 1,500
Accrued accounting fees payable		543
Total liabilities		**2,043**
STOCKHOLDER'S EQUITY:		
Common stock, no par value:		
authorized and outstanding 200 shares	$ 200	
Additional paid-in capital	64,300	
Retained earnings	30,360	
Total stockholder's equity		**94,860**
Total liabilities and stockholder's equity		**$96,903**

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:		
Commissions		$171,759
Fee income		190,000
Fees from Investment Company Shares		1,796
Interest		1
Total revenue		**363,556**
Expenses:		
Commissions paid to other broker-dealers	51,011	
Regulatory fees	3,484	
Communications	1,784	
Professional fees	29,000	
Travel & Auto	26,969	
Office expense	1,436	
Federal Taxes	7,814	
Insurance	3,607	
Other expenses	1,981	
Total expenses		**127,086**
Net income		**$ 236,470**

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities		
Net income		$236,470
Changes in operating assets and liabilities:		
Increase in receivables from clearing broker	$ 6,983	
Increase in other receivables	(10,000)	
Decrease in accrued expenses	(15,982)	
Distributions	(212,015)	
Total adjustments		(244,980)
Net cash decrease provided by operating activities		(8,510)
Cash - January 1, 2013		19,057
Cash - December 31, 2013		**$ 10,547**

See notes to financial statements

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

Stockholders' equity, January 1, 2013	**$70,405**
Add: Net income	236,470
Less: Distributions	(212,015)
Stockholder's equity, December 31, 2013	**$ 94,860**

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. **Summary of significant accounting policies:**

   Income Taxes:

   The corporation has elected to be taxed as an 'S' Corporation. The net income or loss of the Company is passed through to the shareholder, and tax is then incurred by individual shareholders.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **The following supplementary information is submitted**:

   Exemption from Rule 15c-3-3 is claimed under (K) (2) (ii):

   All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

3. **Net capital requirements:**

   As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6.2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

   Net capital as reported on page 7 of the audited Form X-17A-5 indicated net capital of $38,469, which was $33,469 in excess of its required net capital of $5,000. The Company's net capital ratio was .0531 to 1 at December 31, 2013.

CAPITAL ASSET ADVISORS, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2013

Common stock			$ 200
Additional paid-in capital			64,300
Retained earnings			30,360
			94,860
Less: non-allowable assets			(56,391)
			38,469
Less: Haircuts			-0-
Net capital			**38,469**
Greater of:			
Minimum dollar net capital required	**$ 5,000**		
or			
Minimum net capital required: (6 2/3% of aggregate indebtedness $2,043)	$ **136**	**5,000**	
Excess net capital			**$ 33,469**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses.	**$ 2,043**
Ratio of aggregate indebtedness to net capital	**.0531 to 1**
Excess net capital at 1000%	**$ 32,469**

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2013

Net Capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 38,469
Audit Adjustments	0
Net Capital per audited report, December 31, 2013	**$ 38,469**

No material differences existed between the unaudited and audited net capital computation.

See notes to financial statements

CAPITAL ASSET ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

CAPITAL ASSET ADVISORS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder's of

CAPITAL ASSET ADVISORS, INC.

In planning and performing my audit of the financial statements and supplementary schedules of Capital Asset Advisors, Inc. (the "Company") for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

In addition, my review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(I) as of December 31, 2013, and no facts came to my attention to indicated that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2014

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT